February 20, 2007

Mr. Michael Moran

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

C.C.

Ms. Donna Di Silvio

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re: Benetton Group S.p.A.

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 27, 2006

Form 6-K filed October 10, 2006

File No. 001-10230

Dear Mr. Moran:

This letter sets forth the responses to the comments contained in your letter dated February 8, 2007 relating to our response dated January 31, 2007 to your previous letter dated December 22, 2006 relating to the Annual Report on Form 20F for the fiscal year ended December 31, 2005 of Benetton Group S.p.A. ("Benetton" or the "Company", together with its subsidiaries, the "Group") and to Benetton's Form 6-K filed on October 10, 2006. To facilitate your review, we have set forth herein each comment from the comment letter, followed directly by the Company's response.

General

    We note that in your response letter dated January 31, 2007, you state that you started negotiations in 2006 for the purchase of a building in Iran that will require your investment of approximately $25 million. Please advise us whether the building will be purchased from the Iranian government or parties affiliated with or controlled by the Iranian government. Discuss whether, and the extent to which, the Iranian government or entities controlled by it will receive fees or other monies in connection with the transaction. Tell us what portion of your $25 million investment, if any, will go to the Iranian government or entities controlled by it. We may have further comment.

We note the Staff's comment and Benetton advises the Staff that the Building shall be purchased from 17 private owners (Mr. Hossein Sahiholnassab, Mr. Hamid Sahiholnassab, Mr. Davod Sahiholnassab, Mr. Ali Mohammad Sahiholnassab, Mr. Nasser Sahiholnassab, Mr. Vahid Sahiholnassab, Mr. Amir Sahiholnassab, Mr. Afsaneh Sahiholnassab, Mrs. Nosrat Pilevar, Mr. Hamid Khoramnejad, Mrs. Tahereh Khoramnejad, Mrs. Nahid Khoramnejad, Mrs. Massoumeh Ramezan Khani, Mrs. Mahshid Ashtari, Mr. Alireza Jabari, Mr. Ahmad Jabari and Mrs. Shaghayegh Jabari) all of whom are represented by Mr. Hamid Sahiholnassab. Benetton does not believe that any of these owners are affiliated with or controlled by the Iranian government. In connection with the transaction, upon the request of Benetton for permission to convert the building from "residential" to "offices" and the ground floor from "parking" to "shop", the sellers paid to the Municipality of Tehran the amount of Rls 88,481,728,692 (approximately $9.9 million) in order to obtain the related authorizations from the Municipality, which was a precondition to the purchase. This amount was reflected in the purchase price and is already included in the $25 million total cost of the expected investment and will thus indirectly be partially borne by Benetton, since the purchaser will be a company 70% owned by Benetton.

Note 27. Supplementary information

Retirement benefit obligations

2. We note your response to prior comment 11 in our letter dated December 22, 2006. Please include in your disclosure in future filings the amount of actuarial gains and losses for each period presented.

We note the Staff's comment and Benetton advises the Staff that it will include this disclosure in future filings.

Benetton also advises the Staff that, in 2005, the amount of recognized actuarial losses was null, and the amount of unrecognized actuarial losses was Euro 3,534 thousand.

Operating lease contracts

3. We note your proposed disclosure in response to prior comment 13. Please also include the amount of contingent rent recognized for each period presented.

We note the Staff's comment and Benetton advises the Staff that in response to this comment the disclosures should be as follows:

Benetton's subsidiaries lease retail stores in various countries, generally under long-term contracts in accordance with local laws and practices. Earlier termination is usually permitted only for breach of contract. Sometimes applicable laws allow the lessee to terminate the lease earlier upon specific circumstances. Rents are fixed and sometimes escalation clauses are added or an additional rent is due contingent upon the achievement of established volumes of sales revenues.

For 2005, the total rental expenses were Euro 91,527 thousand (contingent rent was Euro 1,747 thousand) and the total rental income was Euro 35,410 thousand. Rental income includes sub-leasing income in the amount of Euro 26,242 thousand.

As of the balance sheet date, the amount of rental costs committed by the Group for lease contracts which cannot be terminated is as follows:
(thousands of euro)	12.31.2005
Less than one year	95,288
From 1 to 5 years	316,087
Beyond 5 years	283,309
Total	694,684

As of the balance sheet date, the amount of rental income payable to the Group for lease contracts which cannot be terminated is as follows:

(thousands of euro)	12.31.2005
Less than one year	39,081
From 1 to 5 years	82,118
Beyond 5 years	29,299
Total	150,498

Total future rental income of Euro 150,498 thousand for 2005 includes future sub-leasing income in the amount of Euro 112,134 thousand.

Benetton advises the Staff that it will expand the disclosure accordingly in future filings.

With reference to the above mentioned statements, the Company expressly acknowledges that:

      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is grateful for your assistance in this matter. If you need any additional information or have any further comments or questions, please do not hesitate to contact Massimo Branda (head of Administration, Tax and Corporate Affairs of Benetton Group S.p.A.) at +39.0422.519380 or Katherine Ashton at Debevoise & Plimpton, our U.S. securities counsel, at +44.2077869040 or kashton@debevoise.com.

Yours sincerely,

Massimo Branda

Head of Administration, Tax

and Corporate Affairs of Benetton Group S.p.A.